[redacted]

12014107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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AB
3/11

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

| SEC FILE NUMBER |
|---|
| 8- 68615 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advoca Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Blazer Parkway, Suite 100
(No. and Street)

| Dublin | Ohio | 43017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David W. Kuhr (216) 825-4008
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brockman, Coats, Gedelian & Co.
(Name – *if individual, state last, first, middle name*)

| 1735 Merriman Road | Akron | Ohio | 44313 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
3/13

## OATH OR AFFIRMATION

I, Gregory Haidet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advoca Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

STATE OF OHIO
Anissa L. Schisler
Notary Public, State of Ohio
My Commission Expires: 04-22-2014

Gregory A. Haidet
Signature

President
Title

Anissa L. Schisler
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARING PEOPLE. SHAPING FUTURES.℠



# ADVOCA SECURITIES, LLC
## (a limited liability company)

## December 31, 2011

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

BCG
&Company
BROCKMAN, COATS, GEDELIAN & CO.

**ADVOCA SECURITIES, LLC**

**TABLE OF CONTENTS**

BCG
& Company
BROCKMAN, COATS, GEDELIAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM



**INDEPENDENT AUDITOR'S REPORT**

To the Member and Board of Directors of
Advoca Securities, LLC:

We have audited the accompanying statement of financial condition of Advoca Securities, LLC (the Company) as of December 31, 2011 and the related statement of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advoca Securities, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 8 and 9 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brockman, Coats, Gedelian & Co.

February 21, 2012

**ADVOCA SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2011**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 22,651 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Accounts payable, trade | $ | 2,583 |
| Accounts payable, related party | | 9,382 |
| Total liabilities | | 11,965 |
| Member's equity | | 10,686 |
| | $ | 22,651 |

*The accompanying notes are an integral part of these financial statements.*

## ADVOCA SECURITIES, LLC

## STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
**for the year ended December 31, 2011**

| | |
|---|---|
| Revenues: | $ - |
| Expenses: | |
| Compliance consulting | 34,061 |
| Rent | 2,159 |
| Bank charges | 120 |
| Legal and professional fees | 1,622 |
| Insurance | 702 |
| Regulatory fees, licenses, and permits | 665 |
| Office supplies, postage, and delivery | 759 |
| Advertising | 122 |
| Telephone | 3,363 |
| Travel and entertainment | 2,824 |
| Dues and subscriptions | 117 |
| Miscellaneous | 320 |
| Total expenses | 46,834 |
| Other income: | |
| Interest income | 10 |
| Net loss | (46,824) |
| Member's equity, beginning of year | 25,510 |
| Contributions from member | 32,000 |
| Member's equity, end of year | $ 10,686 |

*The accompanying notes are an integral part of these financial statements.*

**ADVOCA SECURITIES, LLC**

**STATEMENT OF CASH FLOWS**
**for the year ended December 31, 2011**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (46,824) |
| Changes in operating assets and liabilities: | | |
| Decrease in other assets | | 165 |
| Increase in accounts payable, trade | | 1,982 |
| Increase in accounts payable, related party | | 9,382 |
| Net cash used by operating activities | | (35,295) |
| Cash flows provided by financing activities: | | |
| Contributions from member | | 32,000 |
| Net decrease in cash | | (3,295) |
| Cash, beginning of year | | 25,946 |
| Cash, end of year | $ | 22,651 |

*The accompanying notes are an integral part of these financial statements.*

1. **Summary of Significant Accounting Policies:**

***Company Activities*** – Advoca Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio, and a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. The Company is a wholly-owned subsidiary of Signet Finance Group, LLC.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

***Revenue Recognition*** – For investment banking services, contingent fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced.

***Cash*** – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk on its cash.

***Concentration of Credit Risk*** – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

***Income Taxes*** – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provide for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2011 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

1. **Summary of Significant Accounting Policies, Continued:**

As of December 31, 2011, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2008 and thereafter. In addition, the Company's state tax returns (Ohio) are open to examination for the years 2007 and thereafter.

***Advertising Expense*** – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $122 in 2011.

***Use of Estimates*** – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

***Subsequent Events*** - Management of the Company has evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued.

2. **Related Parties:**

The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, salaries and benefits, technology, utilities, and supplies. The Company's allocation of shared expenses totaled $9,382 in 2011, and as of December 31, 2011, the full amount is payable to the affiliated company.

The Company's primary legal counsel is also a majority member in the parent company. Legal fees paid to this related party for legal services incurred were approximately $1,556.

3. **Net Capital Provision of Rule 15c3-1:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $10,686, which was $5,686 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2011, the ratio was 1.12 to 1.

## 4. Exemption From Rule 15c3-3:

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

**ADVOCA SECURITIES, LLC**

**SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL**
**PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2011**

| | | **2011** |
|---|---|---|
| Net capital: | | |
| Total member's equity from statement of financial condition | $ | 10,686 |
| Less nonallowable assets | | - |
| Net capital | $ | 10,686 |
| Computation of aggregate indebtedness - total liabilities from statement of financial condition | $ | 11,965 |
| Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness | $ | 798 |
| Minimum required net capital | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 5,686 |
| Ratio of aggregate indebtedness to net capital | | 1.12 to 1 |

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2011, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

ADVOCA SECURITIES, LLC

**SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**for the year ended December 31, 2011**

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

BCG
& Company
BROCKMAN, COATS, GEDELIAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM



**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Member and Board of Directors of
Advoca Securities, LLC:

In planning and performing our audit of the financial statements of Advoca Securities, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brockman, Coats, Gedelian & Co.

February 21, 2012